SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29263]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

April 30, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of April, 2010. A copy of each application may be obtained

via the Commission's Web site by searching for the file number, or an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 25, 2010, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

Dreyfus/KLS National Municipal Fund [File No. 811-22262]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 25, 2009, and amended on March 25, 2010.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Nuveen Floating Rate Fund [File No. 811-9553]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 28, 2003, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on January 27, 2010, and amended on April 20, 2010.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Edward Jones Tax-Free Money Market Fund [File No. 811-10291]
Cash Trust Series [File No. 811-10583]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on December 21, 2009, and amended on April 28, 2010.

Applicants' Address: Federated Investors Funds, 4000 Ericsson Dr., Warrendale, PA 15086-7561.

Excelsior Venture Investors III, LLC [File No. 811-9973]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2009, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $66,231 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on January 11, 2010 and amended on March 22, 2010.

Applicant's Address: 225 High Ridge Rd., Stamford, CT 06905.

Columbia Funds Institutional Trust [File No. 811-5857]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 23, 2009, applicant transferred its assets to CMG Ultra Short Term Bond Fund, a series of Columbia Funds Series Trust I, based on net asset value. Expenses of $20,000 incurred in connection with the reorganization were paid by Columbia Management Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on April 14, 2010.

Applicant's Address: One Financial Center, Boston, MA 02111.

ACM Managed Dollar Income Fund, Inc. [File No. 811-7964]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 25, 2009, applicant transferred its assets to AllianceBernstein Global High Income Fund, Inc. and each holder of applicant's shares received shares of the surviving fund having an aggregate net asset value equal to the net asset value of the of the holder's shares in applicant. Expenses of $251,004 incurred in connection with the reorganization were paid by applicant and AllianceBernstein L.P., applicant's investment adviser.

Filing Date: The application was filed on March 18, 2010.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

Dreyfus Premier Equity Funds, Inc. [File No. 811-2488]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 9, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $4,500 incurred in connection with the liquidation were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Date: The application was filed on March 30, 2010.

Applicant's Address: The Dreyfus Corporation, 200 Park Ave, New York, NY 10166.

Dreyfus Premier Value Equity Funds [File No. 811-4688]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 21, 2007, applicant transferred its assets to Dreyfus Premier Strategic Value Fund, a series of Advantage Funds, Inc., based on net asset value. Expenses of $81,000 incurred in connection with the reorganization were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Date: The application was filed on March 30, 2010.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Dreyfus Intermediate Municipal Income Fund [File No. 811-21536]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on March 12, 2010.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Federated High Yield Municipal Income Fund [File No. 811-21505]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

 Filing Date: The application was filed on March 25, 2010.

Applicant's Address: Federated Investors Funds, 4000 Ericsson Dr., Warrendale, PA 15086-7561.

Lou Holland Trust [File No. 811-7533]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 29, 2010, applicant transferred its assets to Lou Holland Growth Fund, a series of Forum Funds, based on net asset value. Expenses of $80,281 incurred in connection with the reorganization were paid by Holland Capital Management LLC, applicant's investment adviser, and Atlantic Fund Management, LLC, the administrator of the surviving fund.

Filing Date: The application was filed on April 14, 2010.

Applicant's Address: One North Wacker Drive, Suite 700, Chicago, IL 60606.

Premier Strategic Growth Fund [File No. 811-5001]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 27, 1996, applicant transferred its assets to Dreyfus Premier Aggressive Growth Fund, a series of Dreyfus Premier Equity Funds, Inc., based on net asset value. Expenses of $48,500 incurred in connection with the reorganization were paid by applicant and the surviving fund.

Filing Date: The application was filed on March 30, 2010.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC
[File No. 811-21737]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant made a private offering of its securities from April 2005 until November 2009, at which time its board of managers determined to cease such offer. Applicant serves as a master fund for two feeder funds, each of which is solely owned by an affiliate of applicant's investment adviser. Applicant's business activities consist solely of holding investments that cannot be immediately liquidated. Applicant is not presently making an offer of securities and does not propose to make any offering of securities. Applicant will continue to operate in reliance of section 3(c)(1) of the Act.

Filing Date: The application was filed on February 24, 2010.

Applicant's Address: 11 Madison Ave., 13th Floor, New York, NY 10010.

Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC [File No. 811-21739]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant made a private offering of its securities from April 2005 until November 2009, at which time its board of managers determined to cease such offer. Applicant serves as a master fund for two feeder funds, each of which is solely owned by an affiliate of applicant's investment adviser. Applicant's business activities consist solely of holding investments that cannot be immediately liquidated. Applicant is not presently making an offer of securities and does not propose to make any offering of securities. Applicant will continue to operate in reliance of section 3(c)(1) of the Act.

Filing Date: The application was filed on February 24, 2010.

Applicant's Address: 11 Madison Ave., 13th Floor, New York, NY 10010.

Separate Account VA WM [File No. 811-21961]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Date: The application was filed on February 25, 2010.

Applicant's Address: 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001.

Separate Account VA Z [File No. 811-22063]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Date: The application was filed on February 25, 2010.

Applicant's Address: 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001.

Separate Account VA GNY [File No. 811-22064]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Date: The application was filed on February 25, 2010.

Applicant's Address: 4 Manhattanville Road, Purchase, NY 10577.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary